UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40537

NEUEHEALTH, INC.

(Exact name of registrant as specified in its charter)

9250 NW 36th St Suite 420

Doral, Florida 33178

(612) 238-1321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On October 2, 2025, pursuant to that Agreement and Plan of Merger, dated as of December 23, 2024, by and among NeueHealth, Inc., a Delaware corporation (the “Company”), NH Holdings 2025, Inc., a Delaware corporation (“Parent”), and NH Holdings Acquisition 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company were canceled, and the Company became a wholly owned subsidiary of Parent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, NeueHealth, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2025

NEUEHEALTH, INC.

By:	/s/ Jeff Craig
Name: Jeff Craig
Title: General Counsel and Corporate Secretary